Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Millions)
Earnings:
Income (loss) before income taxes	$981	$439	$(1,357)	$1,313	$1,149
Less: Equity earnings	(434)	(397)	(335)	(228)	(104)
Income (loss) before income taxes and equity earnings	547	42	(1,692)	1,085	1,045
Add:
Fixed charges:
Interest incurred	855	949	864	683	477
Rental expense representative of interest factor	10	10	9	9	10
Total fixed charges	865	959	873	692	487
Distributed income of equity-method investees	780	739	617	344	152
Less:
Interest capitalized	(33)	(33)	(53)	(121)	(90)
Total earnings as adjusted	$2,159	$1,707	$(255)	$2,000	$1,594
Fixed charges	$865	$959	$873	$692	$487
Ratio of earnings to fixed charges	2.50	1.78	*	2.89	3.27
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* Earnings were inadequate to cover fixed charges by $1,128 million for 2015.